UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DC

DIVISION OF
CORPORATION FINANCE

04009995

March 1, 2004

Andrea L. Dulberg
Chief Counsel – Securities Law
International Paper Company
400 Atlantic Street
Stamford, CT 06921

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/1/2004

Re: International Paper Company
Incoming letter dated January 16, 2004

Dear Ms. Dulberg:

This is in response to your letters dated January 16, 2004 and February 26, 2004 concerning the shareholder proposal submitted to International Paper by Townes M. Harris. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAR 11 2004
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Townes M. Harris
P.O. Box 865
New London, NH 03257

1283246

INTERNATIONAL PAPER

ANDREA L. DULBERG
CHIEF COUNSEL - SECURITIES LAW

400 ATLANTIC STREET
STAMFORD CT 06921

T 203 541 8396
F 203 541 8262
andrea.dulberg@ipaper.com

February 26, 2004

VIA FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549
Attn: Perry Hindin

Re: Request for Information Relating to Rule 14a-8 Letter for Townes M. Harris Shareholder Proposal

Dear Mr. Hindin:

As you requested, attached please find:

- a portion of the minutes of the International Paper Company's Management Development and Compensation Committee meeting held on December 9, 2003, relating to the elimination of stock options for senior executives;
- background materials, provided to Committee members in advance of the December 9th meeting, recommending the elimination of stock options for senior executives (referred to as current PSP participants in the materials) in 2004 and for all other employees in 2005 (referred to as PLs 18 and above in the materials); and
- a brief description of non-funded deferred stock units for non-employee directors.

Should you have any questions or would like any additional information, please do not hesitate to contact me at (203) 541-8396. Thank you for your prompt attention to this matter.

Very truly yours,

[signature]

Redacted from the minutes of the International Paper Company's Management Development and Compensation Committee meeting held on December 9, 2003 (emphasis added).

* * * * * *

Approval of Executive Compensation Program Design and 2004 MIP Objectives/Goals

Mr. Faraci introduced the subject by expressing his philosophy regarding the setting of stretch objectives for the plan and challenging the organization to achieve them. Cornerstones in the plan design are the belief that IP must beat its competition and improve share price. **Accordingly, the new plan design puts more weight on ROI against the peers in the short-term, eliminating time based stock options with performance shares based on beating the competition**, and increasing the percentage driven by shareholder return for the very top executive team. The Committee suggested the top executive team be expanded and requested various payout curves from the plans which will be provided following the meeting.

The Committee approved the re-designed framework for the executive compensation program.

* * * * * *

Long-Term Plan

- Changes
  - All equity compensation based on external benchmarks
  - Eliminate stock options
    - 2004 for current PSP participants
    - 2005 all PLs 18 and above
  - Add non-industry competitors to TSR calculation
    - Alcoa
    - Dow
  - Change TSR weighting for CEO
  - Increase upside to 300%

Deferred Stock Units Under the Nonfunded Deferred Compensation Plan for Non-Employee Directors

Definition of Deferred Stock Units: Under the Nonfunded Deferred Compensation Plan for Non-Employee Directors, a deferred stock unit is equal to one share of International Paper stock. Stock units under the Plan are not "derivative securities" as defined in SEC Rule 16a-1(c)(3). The deferred stock units are entitled to dividend equivalents.

When/How Directors Receive Deferred Stock Units: The non-employee directors can get deferred stock units in two ways: (1) they can elect to defer all or a portion of their compensation, or (2) if they are 54 years or older, they receive a grant of 300 deferred stock units each year.

Time and Method of Payment: "After the participant ceases to be a director of the Company, payment of the deferred amount shall be made in a lump sum ... unless the participant has indicated ... that payment shall be made in not more than ten annual installments..." "Under this plan, a participant has an interest in the cash value represented by the stock units in his or her account, but has no interests or rights in any Company Common Stock or dividends and has no right to elect delivery of shares of Company Common Stock." "In the event that the participant's account has been credited with units... , the cash amount payable to the participant in each instance shall be determined by multiplying the number of units by the closing market price of the Company's Common Stock on the day prior to the date of payment..."

INTERNATIONAL PAPER

ANDREA L. DULBERG
CHIEF COUNSEL – SECURITIES LAW

400 ATLANTIC STREET
STAMFORD, CT 06921
(T) 203.541.8396
(F) 203.541.8262

January 16, 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Securities Exchange Act of 1934 – Rule 14a-8
Shareholder Proposal Submitted by Townes M. Harris

Ladies and Gentlemen:

International Paper Company ("IP") has received the cover letter and shareholder proposal attached as Exhibit 1 hereto (the "Proposal") from Townes M. Harris for inclusion in the proxy materials for, and submission to a vote of the shareholders of IP at, the 2004 annual meeting of shareholders (the "2004 Annual Meeting").

The Proposal requires that none of the five (5) highest paid executives or any non-employee directors be eligible for any future stock options.

IP intends to omit the Proposal from its proxy materials for the 2004 Annual Meeting pursuant to the following provisions of Rule 14a-8:

- Rule 14a-8(i)(1), because the Proposal is an improper subject for action by IP shareholders under applicable state law;
- Rule 14a-8(i)(10), because the Proposal has been substantially implemented.

Our explanation, with supporting authority, of why we believe IP may exclude the Proposal is set forth below.

The Proposal Is An Improper Subject for Action by IP Shareholders

Rule 14a-8(i)(1) permits a company to omit a shareholder proposal from its proxy materials if the proposal is "not a proper subject for action by shareholders under the jurisdiction of the company's organization." Thus, a proposal may be omitted if the proposal would require shareholders to mandate action on matters that, under state law, fall within the powers of a corporation's directors.

IP is a New York corporation. In the absence of a specific provision granting power directly to the shareholders, a New York company's business are under the direction of its board of directors. See Section 701 of the New York Business Corporation Law ("BCL"). No provision of the BCL confers such power on the shareholders directly, and no provision in the IP Certificate of Incorporation or By-laws, as amended, does so either.

The note to Rule 14a-8(i)(1) states that, "[d]epending on the subject matter, shareholder proposals are not considered proper under state law if they would be binding on the board if approved by shareholders. In our experience, most proposals that are cast as precatory or requests for the board of directors to take specified action are proper under 14a-8(i)(1) and that proposals that are binding are excludable unless amended by the proponent to make them precatory. See, e.g., Phillips Petroleum Company (March 13, 2002) (proposal requiring a formula limiting increases in the salaries of the company's chairman and officers); PPL Corporation (February 19, 2002) (proposal requiring decrease in amount of retainer paid to non-employee directors); PSB Holdings, Inc. (January 23, 2002) (proposal requiring limit on compensation of non-employee directors).

The Proposal is not stated as a recommendation or request; rather, if approved, would prohibit the five (5) highest paid executives or any non-employee directors from being eligible for future stock option awards. Shareholders do not have authority under the BCL to adopt the proposal.

For the foregoing reasons, we believe that the Proposal is excludable from IP's proxy materials under Rule 14a-8(i)(1) because it deals with a matter inappropriate for shareholder action under the BCL.

The Proposal Has Been Substantially Implemented to Provide IP Executive Management with Long-Term Equity Compensation in the Form of Restricted Shares Instead of Stock Options

Rule 14a-8(i)(10) permits a company to omit a shareholder proposal from its proxy materials where a company has already "substantially implemented" the elements thereof. Where a company can demonstrate that it has already taken actions to address the fundamental elements of a shareholder proposal, the Staff has concurred that the proposal may be excluded as moot. See, The Gap, Inc. (March 8, 1996); Nordstrom Inc. (February 8, 1995). Furthermore, Rule 14a-8(i)(10) does not require that a proposal be implemented in full to be moot. Rather, the standard is whether a company's particular policies, practices and procedures compare favorably with the guidelines of the proposal. Texaco, Inc. (March 28, 1991).

The Proposal seeks to prohibit the five (5) most highly compensated executives and non-employee directors from receiving stock options. IP's Board of Directors, upon the recommendation of its Management Development and Compensation Committee, a committee of the Board comprised wholly of independent directors (the "MDCC"), determined to discontinue IP's option plan for all of executive management and substitute in its place restricted shares under IP's Performance Share Plan ("PSP"). The PSP is wholly performance based using criteria, which measure IP's financial performance against that of its competitors, to determine the size of the grant.

In addition, non-employee directors are compensated in cash (with an annual retainer of $52,000 and an additional $5,000 for committee chairmen) and with restricted stock under the Non-Employee Directors Restricted Stock Plan (with an annual grant equal to $78,000). These payments are eligible to be deferred into common stock equivalent units under a Nonfunded Deferred Compensation Plan for Non-Employee Directors. The non-employee directors do not receive stock option awards.

As discussed above, IP's current compensation structure for non-employee directors and the recent change to compensation practices for executive management to discontinue their participation in the stock option plan substantially implements the essential objectives of the Proposal.

Conclusion

Based on the foregoing, we believe IP may exclude the Proposal from the proxy materials for the 2004 Annual Meeting. We respectfully request that the Staff confirm that the Proposal may be excluded from such proxy materials.

Should you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at (203) 541-8396. Thank you for your prompt attention to this matter.

Pursuant to Rule 14a-8(j), enclosed for filing on behalf of IP are five (5) additional copies of this letter, as well as a receipt copy, and five (5) copies of the letter dated April 19, 2003 from Townes M. Harris to IP containing the Proposal. A copy of this letter, with attachments, is simultaneously being sent to the Proponent. Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed postage-paid envelope.

Sincerely,

Andrea L. Dulberg

Attachments: Exhibit 1 (cover letter and shareholder proposal)
Exhibit 2 (opinion of New York Counsel pursuant to 14a-8(j)(2)(iii)

cc: Mr. Townes M. Harris (w/attachments)
P.O. Box 865
New London, NH 03257

John V. Faraci, Chairman and Chief Executive Officer
Robert J. Eaton, Chairman, Management Development and Compensation Committee
Donald F. McHenry, Chairman, Governance Committee
Maura A. Smith, Senior Vice President, General Counsel and Corporate Secretary
Jerry N. Carter, Senior Vice President and Head of Human Resources

INTERNATIONAL PAPER

ANDREA L. DULBERG
CHIEF COUNSEL – SECURITIES LAW

400 ATLANTIC STREET
STAMFORD, CT 06921
(T) 203.541.8396
(F) 203.541.8262

January 16, 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: **Securities Exchange Act of 1934 – Rule 14a-8(j)(2)(iii) Supporting Opinion to No-Action Letter Relating to Shareholder Proposal Submitted by Townes M. Harris**

Ladies and Gentlemen:

International Paper Company ("IP") has received a shareholder proposal from Townes M. Harris for inclusion in IP's proxy materials for, and submission to a vote of the shareholders of IP at, IP's 2004 annual meeting of shareholders. The Proposal requires that none of the five (5) highest paid executives or any non-employee directors be eligible for any future stock options.

IP is incorporated under the laws of the State of New York. In rendering this opinion, I have examined or am familiar with the New York Business Corporation Law and the Certificate of Incorporation and By-Laws of IP.

I am an attorney licensed to practice law in the state of New York and are of the opinion that, based on the circumstances described herein, (1) New York law vests IP's board of directors with the authority to set director compensation and (2) the shareholders of IP have no authority under New York law to adopt the Proposal. The opinion expressed herein constitutes the supporting opinion of counsel required under Rule 14a-8(j)(2)(iii).

Very truly yours,

[signature]

April 19, 2003

Ms.Barbara L. Smithers, V.P and Secretary
International Paper Company
400 atlantic street
Stamford, Conn. 06921

Dear Ms Smithers

As the owner of 200 shares of the company I would like to submit the following proposal for consideratioon at the 2004 Annual Meeting:

Resolved, that hereafter none of the five highest paid executives or any non-employee directors be eligible fo any future stock options

Supporting statement

Recently, excessive executive pay packages have come under mounting scrutiny. While there is no doubt that the company has prospered under the present management they have also been very adequately compensated in salary, bonuses and other fringe benefits Their existing options appear to provide them with a very generous supplement.

As to the non-employee directors, they too are receiving reasonable cash compensation and are already holders of a meaningful number of shares.

Very truly yours,

Townes M. Harris

Townes M. Harris

P.O. Box 865
New London, N.H. 03257

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 1, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: International Paper Company
Incoming letter dated January 16, 2004

The proposal requires that "none of the five highest paid executives and any non-employee directors be eligible" to receive future stock options.

There appears to be some basis for your view that International Paper may exclude the proposal under rule 14a-8(i)(1), as an improper subject for shareholder action under applicable state law. It appears that this defect could be cured, however, if the proposal were recast as a recommendation or request to the board of directors. Accordingly, unless the proponent provides International Paper with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if International Paper omits the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to concur in your view that International Paper may exclude the proposal under rule 14a-8(i)(10). In this regard, we note it appears that non-employee directors are not prohibited from receiving stock options in the future. Accordingly, we do not believe that International Paper may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Daniel Greenspan
Attorney-Advisor